Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May […], 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Roosevelt Strategic Income Fund (S000032973)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 3, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 224 to its registration statement, filed on behalf of its series, Roosevelt Strategic Income Fund (the “Fund”).  PEA No. 224 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on March 25, 2011 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. [___] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  With respect to the “Principal Investment Strategies of the Fund” section, it states that the Fund may invest in other investment companies, however, the Fees and Expenses of the Fund table does not identify acquired fund fees and expenses (“AFFE”) as part of the Total Annual Fund Operating Expenses.  Please confirm whether AFFE are expected to exceed one basis point of the Total Annual Fund Operating Expenses and revise the table as necessary.

Response:  The Trust responds by replacing the Fees and Expenses of the Fund table with the following, which includes a separate line item showing AFFE and includes AFFE in the Total Annual Fund Operating Expenses:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Institutional Class Shares	Investor Class Shares
	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%	0.60%
Distribution and Service (12b-1) Fees	None	0.25%
Other Expenses(1)	0.44%	0.44%
Acquired Fund Fees and Expenses(1)	0.02%	0.02%
Total Annual Fund Operating Expenses	1.06%	1.31%
Fee Waiver/Expense Reimbursement	0.05%	0.05%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.01%	1.26%

(1)	Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.

(2)
Pursuant to an operating expense limitation agreement between The Roosevelt Investment Group, Inc., the Fund’s investment adviser (the “Adviser”) and the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions and extraordinary expenses) do not exceed 0.99% and 1.24% of the Fund’s average annual net assets, for Institutional Class shares and Investor Class shares, respectively, through [three years from date of prospectus], 2014.  The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the applicable limitation on Fund expenses.

Prospectus – Summary Section – Principal Investment Strategies

2.
Staff Comment:  Please clarify whether the disclosure with respect to the Fund’s ability to invest in fixed income securities of “varying durations and maturities” means that the Fund may invest in fixed income securities of any duration or maturity, or that the Fund may invest in fixed income securities of varying durations and maturities within a specified range.

Response:  The Trust responds by revising the applicable disclosure to read as follows:

“To achieve its investment objective, the Fund invests in a broad range of income-producing investments throughout the world, primarily through investments in fixed income obligations of any duration or maturity that are issued by U.S. and foreign companies, the U.S. government and its agencies, and foreign sovereign issuers.”

3.
Staff Comment:  With respect to the Fund’s investments in junk bonds, please include any limits on the Fund’s ability to invest in junk bonds, including limits on the rating or quality of these investments. In addition, please clarify that these securities are considered to have speculative qualities.  Please also make conforming changes to disclosures related to investments in junk bonds in the Item 9 disclosure.

Response:  The Trust responds by revising the appropriate disclosure in this section to read as follows, indicating that the Fund is not restricted as to rating or quality of these investments:

“The Fund’s investments in fixed income securities may include securities of any rating or quality, including securities that have been rated below investment grade by a nationally recognized statistical ratings organization (“NRSRO”), commonly referred to as “junk bonds” or “high yield bonds.””

The Trust responds further by stating supplementally that the Fund has already included disclosure with respect to the speculative qualities of junk bonds in the following disclosure under the “Principal Risks” section (underline added for emphasis):

“High-Yield Fixed Income Securities Risk.  The fixed income securities held by the Fund that are rated below investment grade are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer.  Such securities are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.”

The Trust responds further by revising applicable disclosure under “High-Yield Fixed Income Securities Risk” on page 7 of the Prospectus, in part, to read as follows:

“Although junk bonds generally pay higher rates of interest than higher-rated securities, they are generally considered speculative because they present a greater risk of loss of income and principal, including default, than higher quality debt securities.”

4.	Staff Comment: Please include disclosure explaining the extent to which the Fund may invest in derivative securities.

Response:  The Trust directs the Staff to the Fund’s disclosure on page 2 of the prospectus which states that the “The Fund may buy or sell derivative instruments, including options, futures contracts and swap agreements, in order to gain exposure to particular securities or markets, in connection with hedging transactions and to increase total return.”  The Trust also directs the Staff to the Fund’s disclosure on pages 5-6 of the prospectus, which states as follows:

“The Fund may use derivatives for risk management purposes, including to gain exposure to various markets in a cost efficient manner, to reduce transaction costs, alter duration or to remain fully invested.  The Fund may also invest in derivatives to protect it from broad fluctuations in market prices, interest rates or foreign currency exchange rates (a practice known as “hedging”).  The Fund may purchase options, futures contracts and options on futures contracts as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure of the Fund’s position, for certain tax-related purposes and to effect closing transactions.  The Fund may enter into a swap agreement in circumstances where the Adviser believes that it may be more cost effective or practical than buying the underlying securities or a futures contract or an option on such securities.”

The Trust believes that this disclosure appropriately conveys to shareholders that the Fund’s principal investment strategies include the use of derivatives for hedging purposes with a goal of enhancing the Fund’s returns.  Additionally, the Trust directs the Staff to the Fund’s disclosure of “Derivative Securities Risk” on page 3 of the prospectus, and disclosure of “Derivative Securities Risk,” “Options and Futures Risk” and “Swap Agreements Risk” on pages 8-9 of the prospectus.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

5.
Staff Comment:  Please clarify the following language in this section using Plain English terms:  “The Adviser uses a combination of top-down macroeconomic analysis, relative value and bottom-up fundamental research to select individual investments for the Fund’s portfolio.  Fundamental credit analysis is complemented by macro-oriented research, which seeks to identify possible undercurrents of structural economic, political, social, demographic, and/or industry-specific change, and to exploit differences in relative value across the credit spectrum.”

Response:  The Trust responds by replacing the applicable disclosure with the following:

“In determining which securities to buy for the Fund, the Adviser attempts to achieve the Fund’s investment objective by applying a combination of the following factors:

●
Top-down macroeconomic analysis: The Adviser looks at general economic conditions to try to forecast which industry will generate the best returns.  The Adviser then looks for individual issuers within a chosen industry.  The Adviser seeks to identify possible undercurrents of structural economic, political, social, demographic, and/or industry-specific change that may affect an industry, sector or specific security’s relative value.

●
Bottom-up fundamental analysis:  The Adviser may select an investment based on the individual attributes of a single issuer based on the Adviser’s belief that the issuer has good prospects for strong returns, regardless of industry or macroeconomic factors.

●	Relative Value: The Adviser determines which issuers it believes offer the best relative value within each sector and then decides which available securities of that issuer to purchase.

●
Fundamental credit analysis: The Adviser analyzes an issuer’s ability to meet its debt obligations.  Through this analysis, the Adviser seeks to identify the appropriate level of default risk associated with investing in a specific security.

Prospectus – Summary Section – Portfolio Managers

6.
Staff Comment: The Staff notes that Arthur Sheer is primarily responsible for determining the investment strategy to be used by, and the advice to be given to, the Fund, and is assisted by an investment team.  To the extent that any member of the investment team is not jointly and primarily responsible for the day-to-day management of the Fund’s investment portfolio, please remove such person(s) from this section.

Response: The Trust responds by revising this section to include only Mr. Sheer as a portfolio manager, as follows:

“Portfolio Management
Arthur Sheer, Chairman, Chief Executive Officer and Chief Investment Officer of the Adviser, has served as the Fund’s portfolio manager since June 2011.”

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings

7.	Staff Comment: Please revise the investment objective in this section to conform to the objective stated in the Summary Section.

Response: The Trust responds by making the requested revision.

Prospectus – Shareholder Information – Choosing a Share Class

8.
Staff Comment: The Staff notes that the Fund intends to offer Class I shares and Investor Class shares, but has set identical investment minimums for both share classes.  Please explain why this is appropriate.

Response: The Trust responds by revising the Fund’s investment minimums as follows:

Minimum Investment Amounts

Share Purchase Amounts	Institutional Class	Investor Class
Minimum Initial Investment – All Accounts	$25,000	$1,000
Minimum Subsequent Investment – Retirement Accounts	$1,000	$100
Minimum Subsequent Investment – All Other Accounts	$1,000	$1,000

The Trust responds further by stating supplementally that while the Trust intends to complete registration for both the Institutional Class and Investor Class shares at this time, the Fund will not offer Investor Class shares for purchase until a later date yet to be determined.  The Trust may reconsider the investment minimums for both share classes prior to the offering of Investor Class shares for purchase.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers